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     Independent Accountants' Report on Applying Agreed-Upon
                           Procedures


To Household Finance Corporation

We have performed procedures enumerated below in items A. and B.
in conjunction with Section 4.11 of the Master Sale and Servicing
Agreement, dated June 1, 1999 (the "Agreement").

A. We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Household Finance Corporation (the "Servicer") and subsidiaries as of December 31, 1999, and have issued our report thereon dated January 14, 2000. We have not audited any financial statements of the Servicer as of any date or for any period subsequent to December 31, 1999, or performed any audit procedures subsequent to the date of our report on those statements. As part of our audit, we reviewed documents and records relating to the servicing of consumer automobile finance receivables under the Agreement. In connection with our audit, we noted no exceptions or errors in the records relating to the servicing of consumer automobile finance loans that, in our opinion, generally accepted auditing standards required us to report.

B. We have performed the procedure described in the following paragraph, which was agreed to by the management of the Servicer, with respect to Section 4.11 of the Agreement, in conjunction with the servicing of consumer automobile finance receivables owned by Household Automotive Trust III. This agreed-upon procedure was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedure is solely the responsibility of the Servicer. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose.

The procedure and associated findings are as follows:

  From the Monthly Servicer's Certificates prepared by the Servicer between June, 1999 and December, 1999, we selected the following months and performed the following:

    We have compared the mathematical calculation of each amount set forth in the Monthly Servicer's Certificates to the Servicer's accounting records for the month of August, 1999, September, 1999, and November, 1999, and for Series 1999-1 and found it to be in the agreement. Our comparisons were based on records provided to us by the Servicer and the methodology set forth in the Agreement.

With respect to the procedure performed in item B. above, we were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the Monthly Servicer's Certificates described above. Accordingly, we do not express such an opinion. Had we been engaged to perform additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Users and should not be used for any other purpose.



Chicago, Illinois
April 26, 2000